Exhibit 99.3
COMMON SHARE PURCHASE WARRANT
ÆTERNA ZENTARIS INC.

Warrant Shares:	Issue Date: October ___, 2009

Warrant Number:	Initial Exercise Date: October ___, 2009
     THIS COMMON SHARE PURCHASE WARRANT (the “Warrant”) certifies that, for value received, ___(the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after October ___, 2009 (the “Initial Exercise Date”) and on or prior to the close of business on October ___, 2014 (the “Termination Date”) but not thereafter, to subscribe for and purchase from Æterna Zentaris Inc., a Canadian corporation (the “Corporation”), up to ___common shares (the “Warrant Shares”) of the capital of the Corporation (the “Common Shares”). The purchase price of one Common Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b) hereof.
     Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated October 19, 2009, among the Corporation and the purchasers signatory thereto.
     Section 2. Exercise.
     (a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Corporation (or such other office or agency of the Corporation as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Corporation) of a duly executed facsimile copy of the Notice of Exercise Form annexed hereto; and, within three (3) Trading Days of the date said Notice of Exercise is delivered to the Corporation, the Corporation shall have received payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank or, if available, pursuant to the cashless exercise procedure specified in Section 2(c) below. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Corporation until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Corporation for cancellation within three (3) Trading Days of the date the final Notice of Exercise is delivered to the Corporation. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Corporation shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Corporation shall deliver any objection to any Notice of Exercise Form within three (3) Business Days of receipt of such notice. In the event of any dispute or discrepancy, the Corporation’s records shall be controlling and determinative and shall govern. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time will be less than the amount stated on the face hereof.
     (b) Exercise Price. The exercise price per Common Share under this Warrant shall be US$1.25, subject to adjustment hereunder (the “Exercise Price”).
     (c) Cashless Exercise. If at the time of exercise hereof both (i) there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the Holder and (ii) all of the Warrant Shares are not then registered for resale by the Holder into the market at market prices from time to time on an effective registration statement for use on a continuous basis (or the prospectus contained therein is not available for use), then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (C)] by (A), where:
(A)	= the VWAP on the Trading Day immediately preceding the date on which the Holder elects to exercise this Warrant by means of a “cashless exercise,” as set forth in the applicable Notice of Exercise;

(B)	= the Exercise Price of this Warrant, as adjusted hereunder; and

(C)	= the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.
“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on the NASDAQ Global Market (“NASDAQ”), the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the NASDAQ as reported by Bloomberg L.P. (as defined below) (based on a Trading Day from 9:30 a.m. (prevailing Eastern time) to 4:02 p.m. (prevailing Eastern time); (b) if the Common Shares are not then listed or quoted on the NASDAQ, the daily volume weighted average price of the Common Shares for the period of five Trading Days ending on such date (or the nearest preceding date) on The Toronto Stock Exchange (the “TSX”) as reported in the TSX’s Historical Data Access database (based on a Trading Day from 9:30 a.m. (prevailing Eastern time) to 4:02 p.m. (prevailing Eastern time), with the values used in the VWAP being calculated in Canadian dollars and then converted to United States dollars based on the Bank of Canada’s nominal noon exchange rate for Canadian to United States dollars on such date; (c) if the Common Shares are not then listed or quoted on either the NASDAQ or the TSX, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the OTC Bulletin Board; (d) if the Common Shares are not then listed or quoted on a Trading Market or the OTC Bulletin Board and if prices for the Common Shares are then reported in the “Pink Sheets” published by

Pink OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported; or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Corporation and reasonably acceptable to the Holders of a majority in interest of the Securities then outstanding, the fees and expenses of which shall be paid by the Corporation.
“Bloomberg L.P.” means Bloomberg L.P. or, if Bloomberg L.P. no longer reports the applicable pricing or other information, such other data service as may in the future replace Bloomberg L.P. as the primary industry source of stock market data.
(d) Mechanics of Exercise.
     (i) Delivery of Certificates Upon Exercise. Certificates for shares purchased hereunder shall be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Corporation through its Deposit/Withdrawal At Custodian (“DWAC”) system if the Corporation is then a participant in such system and either (A) there is an effective Registration Statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) this Warrant is being exercised via cashless exercise, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise by the date that is three (3) Trading Days after the latest of (A) the delivery to the Corporation of the Notice of Exercise Form and receipt of the DWAC request from the Holder’s prime broker (if applicable), (B) surrender of this Warrant (if required) and (C) payment of the aggregate Exercise Price as set forth above (including by cashless exercise, if permitted) (such date, the “Warrant Share Delivery Date”). This Warrant shall be deemed to have been exercised on the first date on which all of the foregoing have been delivered to the Corporation. The Warrant Shares shall be deemed to have been issued, and the Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been properly exercised, with payment to the Corporation of the Exercise Price (or by cashless exercise, if permitted) and all taxes required to be paid by the Holder, if any, pursuant to Section 2(d)(vi) hereof prior to the issuance of such shares, having been paid.
     (ii) Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Corporation shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the balance of the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.
     (iii) Rescission Rights. If the Corporation fails to cause the Transfer Agent to transmit to the Holder a certificate(s) representing the Warrant Shares pursuant to Section 2(d)(i) hereof by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

     (iv) Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Exercise. In addition to any other rights available to the Holder, if the Corporation fails to cause the Transfer Agent to transmit to the Holder a certificate or the certificates representing the Warrant Shares pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Corporation shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Corporation was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Common Shares that would have been issued had the Corporation timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Shares having a total purchase price of US$11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Shares with an aggregate sale price giving rise to such purchase obligation of US$10,000, under clause (A) of the immediately preceding sentence the Corporation shall be required to pay the Holder US$1,000. Notwithstanding the foregoing, the Corporation shall not be required to make the payments set forth herein in the case of uncertificated Warrant Shares if the Holder fails to timely file a request with the Depository Trust Corporation to receive such uncertificated Warrant Shares. The Holder shall provide the Corporation written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing Common Shares upon exercise of the Warrant as required pursuant to the terms hereof.
     (v) No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Corporation shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.
     (vi) Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Corporation, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Corporation may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.
     (vii) Closing of Books. The Corporation will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.
     (e) Holder’s Exercise Limitations. The Corporation shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 hereof or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its Affiliates shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, non-exercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or non-converted portion of any other securities of the Corporation (including, without limitation, any other Common Shares Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Corporation shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrant that are in non-compliance with the Beneficial Ownership Limitation. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(e), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding Common Shares as reflected in (A) the Corporation’s most recent audited annual or unaudited interim consolidated financial statements and/or accompanying management’s discussion and analysis filed with or furnished to the Commission, as the case may be, (B) a more recent public announcement by the Corporation or (C) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of

Common Shares outstanding. Upon the written or oral request of a Holder, the Corporation shall within two Trading Days confirm orally and in writing to the Holder the number of Common Shares then outstanding as established by (A), (B) or (C) above, as applicable. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including this Warrant, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon exercise of this Warrant. The Holder, upon not less than 61 days’ prior notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(e), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of this Warrant held by the Holder and the provisions of this Section 2(e) shall continue to apply. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Corporation and shall only be effective with respect to such Holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.
     Section 3. Certain Adjustments.
     (a) Stock Dividends and Splits. If the Corporation, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on its Common Shares or any other equity or equity equivalent securities payable in Common Shares (which, for avoidance of doubt, shall not include any Common Shares issued by the Corporation upon exercise of this Warrant), (ii) subdivides outstanding shares of Common Shares into a larger number of shares, (iii) combines or consolidates (including by way of reverse stock split) outstanding Common Shares into a smaller number of shares, or (iv) issues by reclassification of the Common Shares any shares of capital stock of the Corporation, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, consolidation or re-classification.
     (b) Subsequent Rights Offerings. If the Corporation, at any time while the Warrant is outstanding, shall issue rights, options or warrants to all holders of Common Shares (and not to the Holders) entitling them to subscribe for or purchase Common Shares at a price per share less than the VWAP on the record date mentioned below, then, the

Exercise Price shall be multiplied by a fraction, of which the denominator shall be the number of Common Shares outstanding on the date of issuance of such rights, options or warrants plus the number of additional Common Shares offered for subscription or purchase, and of which the numerator shall be the number of Common Shares outstanding on the date of issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Corporation in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.
     (c) Pro Rata Distributions. If the Corporation, at any time while this Warrant is outstanding, shall distribute to all holders of Common Shares (and not to the Holders) evidences of its indebtedness or assets (including cash and special cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Shares (which shall be subject to this Section 3(c)), then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding Common Share as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one Common Share. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.
     (d) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of common shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of any type of Fundamental Transaction and irrespective of the form of consideration payable thereunder, the Company or any Successor Entity (as defined below) shall, at the Company’s option, exercisable upon not less than 30 days’ prior written notice during which the Holder shall have the opportunity to exercise this Warrant (provided that such notice is not given until after the applicable Fundamental Transaction is publicly announced), or, at the Holder’s option exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction, purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction. “Black Scholes Value” means the value of this Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(d) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of this Warrant, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.
     (e) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares issued and outstanding.
     (f) Notice to Holder.
     (i) Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Corporation shall promptly mail to the Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.
     (ii) Notice to Allow Exercise by Holder. If during the term in which this Warrant may be exercised by the Holder (A) the Corporation shall declare a dividend (or any other distribution in whatever form payable pro rata to all of the Corporation’s shareholders) on the Common Shares, (B) the Corporation shall declare a special non-recurring cash dividend on or a redemption of the Common Shares, (C) the Corporation shall authorize the granting to all holders of the Common Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Corporation shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share exchange whereby the Common Shares are converted into other securities, cash or property, or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding-up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Corporation, at least twenty (20)

calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.
     (g) General. For greater certainty and notwithstanding any other provision hereof, no adjustment shall be made to any term or feature of the Warrant in the event the Corporation issues or obligates itself to issue for consideration any new shares or other securities to any person, whether by way of public offering, private placement or otherwise, except for any such issuance that may be made in connection with or upon consummation of a rights offering made to all of the Corporation’s shareholders, in which event Section 3(b) hereof shall apply. In addition, all adjustments effected hereunder shall be subject to prior approval of the TSX.
     Section 4. Transfer of Warrant.
     (a) Transferability. Subject to compliance with applicable securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Corporation or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Corporation shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.
     (b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Corporation, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Corporation shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall include reference to the initial issuance date set forth on the first page of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto and the Warrant number.
     (c) Warrant Register. The Corporation shall register this Warrant, upon records to be maintained by the Corporation for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Corporation may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual written notice to the contrary.
     (d) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.
     Section 5. Miscellaneous.
     (a) No Rights as Stockholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Corporation prior to the exercise hereof as set forth in Section 2(d)(i) hereof.
     (b) Loss, Theft, Destruction or Mutilation of Warrant. The Corporation covenants that upon receipt by the Corporation of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Corporation will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate. Applicants for a replacement Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable charges as the Corporation may prescribe.
     (c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.
     (d) Authorized Shares. The Corporation hereby represents and warrants to the Holder that its articles do not provide for any limit on the number of Common Shares that may be issued by the Corporation. The Corporation covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing share certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Corporation will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Shares may be listed. The

Corporation covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by the Corporation in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).
     Except and to the extent as waived or consented to by the Holder, the Corporation shall not by any action, including, without limitation, amending its articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Corporation will (i) take all such action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and non-assessable Warrant Shares upon the exercise of this Warrant and (ii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Corporation to perform its obligations under this Warrant.
     Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Corporation shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.
     (e) Jurisdiction and Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.
     (f) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws. The Holder further acknowledges that Canadian securities laws and regulations may also impose resale restrictions on the transferability of the Warrant and the Warrant Shares. The Holder undertakes and covenants to comply at all times with all applicable securities laws and regulations.
     (g) Non-waiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies.
     (h) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Corporation shall be delivered in accordance with the notice provisions of the Purchase Agreement.
     (i) Limitation of Liability. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Shares or as a shareholder of the Corporation, whether such liability is asserted by the Corporation or by creditors of the Corporation.

     (j) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Corporation agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.
     (k) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Corporation and the successors and permitted assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.
     (l) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Corporation and the Holder and with the approval of the TSX, provided the Company shall at such time be an issuer listed on the TSX.
     (m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.
     (n) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.
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(Signature Page Follows)

IN WITNESS WHEREOF, the Corporation has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

ÆTERNA ZENTARIS INC.
Per:
Name:
Title:

NOTICE OF EXERCISE
TO: ÆTERNA ZENTARIS INC.
(1)	The undersigned hereby elects to purchase Warrant Shares of the Corporation pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)	Payment shall take the form of (check applicable box):
☐	in lawful money of the United States; or

☐	[if permitted] the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in Section 2(c) of the Warrant, to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in Section 2(c) of the Warrant.
(3)	Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:

The Warrant Shares shall be delivered to the following DWAC Account Number:

Account Number:

Account Name:

DTC Number:

[SIGNATURE OF HOLDER]
Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

ASSIGNMENT FORM
(To assign the foregoing warrant, execute this form and supply required information. Do not use this form to exercise the warrant.)
     FOR VALUE RECEIVED, [                    ] all of or [                    ] shares of the foregoing Warrant and all rights evidenced thereby are hereby assigned to whose address is:

Dated:                      , ______

Holder’s Signature:

Holder’s Address:

Signature Guaranteed:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.